SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 1)

SAUER-DANFOSS INC.
(Name of Subject Company)

DANFOSS ACQUISITION, INC.
A Wholly Owned Subsidiary of

DANFOSS A/S
 (Names of Filing Persons (offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

 (Title of Class of Securities)

804 137 107
(CUSIP Number of Class of Securities)

Danfoss A/S
Niels B. Christiansen, Chief Executive Officer
Nordborgvej 81
6430 Nordborg
Denmark
45 7488 2222

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Uri Doron, Esq. Reed Smith LLP 599 Lexington Avenue New York, NY 10022 Tel: (212) 521-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$155,814,951.75	$11,109.61

*
The transaction valuation is estimated solely for purposes of calculating the filing fee.  The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Sauer-Danfoss Inc. (the “Company”) not beneficially owned by Danfoss A/S, a corporation organized under the laws of Denmark, and its subsidiaries (the “Danfoss Group”), at a purchase price of $13.25 per Share, net to the seller in cash. Accordingly to the Company’s annual report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 4, 2010, 48,389,406 Shares were outstanding as of March 1, 2010, of which 36,629,787 are held by the Danfoss Group.  Accordingly, this calculation assumes the purchase of 11,759,619 Shares.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0000713.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,109.61	Filing Party: Danfoss A/S
Form or Registration No.: Schedule TO-T	Date Filed: March 10, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

           This Amendment No. 1 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission on March 10, 2010 by Danfoss Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Danfoss A/S, a corporation organized under the laws of Denmark (“Parent”).  The Schedule TO relates to the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Sauer-Danfoss Inc., a Delaware corporation (the “Company”), not owned by Parent and its subsidiaries (the “Danfoss Group”) at $13.25 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Item 4.	Terms of the Transaction

Item 1004(a) of Regulation M-A

(1)    The eighth paragraph under “The Offer—Section 1—Terms of the Offer” of the Offer to Purchase is hereby amended and restated as follows:

“Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. An announcement, in the case of an extension, will be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d), 14d-3(b) and 14d-6(c) promulgated under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to PR Newswire.”

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

Item 1009(a) of Regulation M-A

(1)    The following is hereby added to the Offer to Purchase at (a) the end of the last full paragraph under “Special Factors—Section 4—Summary of Ladenburg Premium Analysis” and (b) the end of the first paragraph under “The Offer—Section 14—Fees and Expenses”:

“With respect to Parent’s engagement of Ladenburg beginning in April 2009 in connection with the 2009 Share Purchase Transaction, Parent paid Ladenburg $50,000 in each of April and September 2009, and $37,500 in October 2009 for services rendered in those months.”

Item 11.	Additional Information

Item 1011 of Regulation M-A

(1)    The second sentence in the fifth paragraph of Schedule E of the Offer to Purchase is hereby deleted.

(2)    The final sentence of the paragraph that follows the caption “Cautionary Note Regarding Forward-Looking Statements” on page (i) of the Offer to Purchase immediately preceding the Table of Contents is hereby amended and restated as follow:

“Additional information on these risks, uncertainties and factors is included in the documents filed by Sauer-Danfoss Inc. with the Securities and Exchange Commission; provided that any reference to the Private Securities Litigation Reform Act of 1995 in such filings or contained in this Offer to Purchase or any Schedule hereto, shall not apply to this Offer to Purchase or to any Schedule hereto.

(3)    The first paragraph in “The Offer—Section 15—Miscellaneous” in the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The Offer is being made to all holders of Shares other than the Danfoss Group. We are not aware of any jurisdiction in which the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant to the Offer, we will make a good faith effort to comply with the statute or seek to have the statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the statute, we will not make the Offer to, nor will it accept tenders from or on behalf of, holders of Shares in the applicable state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.”

(4)    The following is hereby added to the end of the paragraph following the caption “Certain Litigation” in “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase:

“On March 11, 2010, the Iowa District Court for Story County granted defendants’ motion to stay the Iowa proceeding in favor of the consolidated action in Delaware.”

Item 12.	Exhibits

Item 1016(a), (b), (d), (g) and (h) of Regulation M-A

(a)(1)(xiii)	Press Release issued by Parent and the Purchaser on March 30, 2010.

Item 13.	Information Required by Schedule 13E-3

Item 4 of Schedule 13E-3. Terms of the Transaction

Item 1004(c)-(f) of Regulation M-A

(1)    The first sentence of the second paragraph under “Special Factors—Section 8—Dissenter’s Appraisal Rights; Rule 13e-3” of the Offer to Purchase is hereby amended and restated as follows:

“The foregoing summary is a description of the material provisions with respect to appraisal rights under Delaware Law and is qualified in its entirety by reference to Section 262 of Delaware Law, the full text of which is set forth in Schedule C hereto, which stockholders are encouraged to read for a more complete discussion.  The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of Delaware Law. Stockholders who will be entitled to appraisal rights in connection with a merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.”

Item 8 of Schedule 13E-3. Fairness of the Transaction

Item 1014 of Regulation M-A

(1)    The response to the question “What is your position as to the fairness of the transaction?” in the “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated as follows:

“What is your position as to the fairness of the transaction?

We believe that the transaction is fair to the unaffiliated stockholders of the Company, based upon the factors set forth under “Special Factors — Section 3 — Our Position Regarding Fairness of the Transaction.””

(2)    The words “Offer Price” are hereby deleted from the first sentence of the second paragraph of “Special Factors — Section 3 — Our Position Regarding Fairness of the Transaction” in the Offer to Purchase and are replaced with the word “transaction.”

(3)    The following is hereby added prior to the fourth to last paragraph in “Special Factors — Section 3 — Our Position Regarding Fairness of the Transaction” in the Offer to Purchase:

“In addition, we also considered potentially negative factors in our deliberations concerning the procedural fairness of the Offer and any subsequent merger, including the lack of procedural safeguards such as (i) the approval of more than a majority of unaffiliated security holders being required for the Offer (other than with respect to the Majority of the Minority Condition), (ii) a majority of directors who are not employees of the Company retaining an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the going private transaction and/or preparing a report concerning the fairness of the transaction and (iii) the approval of the going private transaction by a majority of the directors of the Company who are not employees of the Company. With respect to procedural fairness, we concluded that the lack of the procedural safeguards described above was outweighed by the non-coercive nature of the Offer and the availability of appraisal rights in connection with any merger, in addition to the presence of the Special Committee, which was comprised of non-employee independent directors who are not affiliated with the Danfoss Group.”

(4)    The following is hereby added prior to the second to last paragraph in “Special Factors — Section 3 — Our Position Regarding Fairness of the Transaction” in the Offer to Purchase:

“Additionally, we did not establish a going concern value for the Shares in determining the fairness of the Offer and any subsequent merger to the Company’s unaffiliated stockholders. “Going concern value” refers to the value of an operating business that would be greater than the sum of its assets were they sold separately because it includes intangibles such as goodwill and operating efficiencies. We did not believe it appropriate to consider any incremental value for the Company as a going concern because the Company will continue to operate its business following completion of the Offer and any subsequent merger.”

(5)     Clause (B) in “The Offer — Section 12 — Conditions of the Offer” in the Offer to Purchase is hereby amended and restated as follows:

“(B) at any time on or after the date of this Offer to Purchase, and prior to the payment for such Shares, any of the following conditions exist, which, in any such case giving rise to any such condition, makes it inadvisable in our reasonable judgment to proceed with the Offer or with acceptance of the Shares for payment:”

(6)    The words “(including any action or omission by any member of the Danfoss Group)” are hereby deleted from the first sentence of the final paragraph of “The Offer—Section 12—Conditions of the Offer” in the Offer to Purchase.

Item 9 of Schedule 13E-3. Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A

(1)    The following is hereby added at the beginning of the last full paragraph under “Special Factors—Section 4—Summary of Ladenburg Premium Analysis” to the Offer to Purchase:

“Ladenburg and its affiliates have never been retained by the Company and its affiliates (besides the Danfoss Group) and are not affiliated with the Company and its affiliates (besides the Danfoss Group).”

Item 13 of Schedule 13E-3. Financial Statements

Item 1010(a) and (b) of Regulation M-A

(1)           The financial statements of the Company are incorporated herein by reference to the Company’s Form 10-K for the year ended December 31, 2009 to the section titled “Part II—Item 8—Financial Statements and Supplementary Data”.

(2)           The following information is hereby added to the table included under the heading “Financial Information” under “The Offer — Section 8 — Certain Information Concerning the Company” of the Offer to Purchase:

	Year Ended
	December 31,	December 31,
(Dollars in millions except ratio of earnings to fixed charges)	2009	2008
Balance Sheet Data:
Inventories	177.6	325.5
Property, plant and equipment, net	513.5	598.4
Total assets	1,068.3	1,467.7
Total debt	533.2	491.4
Stockholders’ equity	154.6	477.9
Debt to total capital	77.5%	50.7%
Other Data:
Ratio of Earnings to Fixed Charges*	(4.40)	1.10
Inadequate Earnings to Cover Fixed Charges	(0.27)	-

* The Company historically has not reported a ratio of earnings to fixed charges. The ratio of earnings to fixed charges has been computed by the Company and provided to Parent.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2010

DANFOSS ACQUISITION, INC.

By:	/s/ Anders Stahlschmidt
Name:	Anders Stahlschmidt
Title:	Vice President, Secretary, Treasurer

DANFOSS A/S

By:	/s/ Anders Stahlschmidt
Name:	Anders Stahlschmidt
Title:	General Counsel

EXHIBIT INDEX

Item 12.   Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated March 10, 2010.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)
Letter dated December 21, 2009 to the board of directors of the Company (incorporated by reference to Exhibit C to the Schedule 13D amendment filed by the Purchaser, Parent and Danfoss Murmann Holding A/S with the Securities and Exchange Commission on December 22, 2009).

(a)(1)(viii)
Press Release issued by Parent and the Purchaser on December 22, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and Purchaser with the Securities and Exchange Commission on December 22, 2009).

(a)(1)(ix)
Press Release issued by Parent and the Purchaser on January 8, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on January 8, 2010).

(a)(1)(x)
Press Release issued by Parent and the Purchaser on January 15, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on January 15, 2010).

(a)(1)(xi)
Press Release issued by Parent and the Purchaser on March 9, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on March 9, 2010).

(a)(1)(xii)	Summary Advertisement as published on March 10, 2010, in the Investor’s Business Daily.

(a)(1)(xiii)	Press Release issued by Parent and the Purchaser on March 30, 2010.

(a)(5)(i)	2010 through 2012 Consolidated Financial Projections of the Company (included as Schedule E to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(a)(5)(ii)
Complaint of Kenneth R. Loiselle et al., v. Sauer-Danfoss Inc., Jorgen M. Clausen, Sven Murmann, Niels B. Christiansen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Per Have, Sven Ruder, Steven H. Wood, Klaus H. Murmann, Danfoss Acquisition, Inc. and Danfoss A/S, filed in the Court of Chancery of the State of Delaware, dated December 23, 2009.

(a)(5)(iii)
Complaint of Laurie Forrest et al., v. Sauer-Danfoss Inc., Sven Ruder, Niels B. Christiansen, Jorgen M. Clausen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Frederik Lotz, Sven Murmann, Steven H. Wood and Danfoss A/S, filed in the Court of Chancery in the State of Delaware, dated December 23, 2009.

(a)(5)(iv)
Complaint of John and Michelle Freise et al., v. Sauer-Danfoss Inc., Jorgen M. Clausen, Sven Murmann, Niels B. Christiansen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Per Have, Sven Ruder, Steven H. Wood, Klaus H. Murmann, Danfoss Acquisition, Inc., and Danfoss A/S, filed in the Iowa District Court for Story County, dated December 23, 2009.

(a)(5)(v)
Complaint of Scott Crouthamel et al., v. Sauer-Danfoss Inc., Jorgen M. Clausen, Sven Murmann, Niels B. Christiansen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Per Have, Sven Ruder, Steven H. Wood, Klaus H. Murmann, Danfoss Acquisition, Inc., and Danfoss A/S, filed in the Iowa District Court for Story County, dated February 10, 2010.

(b)(1)	Committed Multicurrency Term Loan and Revolving Credit Facilities Agreement, dated as of February 4, 2008, between Parent and Danske Bank A/S.

(b)(2)	Amendment No. 1, dated as of January 4, 2010, to Committed Multicurrency Term Loan and Revolving Credit Facilities Agreement, dated as of February 4, 2008, between Parent and Danske Bank A/S.

(c)(1)	Ladenburg Premium Analysis, dated December 24, 2009 (included as Schedule D to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).